

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**DIVISION OF
CORPORATION FINANCE**

February 26, 2025

Choi Ling Hung
Chief Executive Officer
Jerash Holdings (US), Inc.
277 Fairfield Road, Suite 338
Fairfield, New Jersey 07004

> **Re: Jerash Holdings (US), Inc.**
> **Registration Statement on Form S-3**
> **Filed February 24, 2025**
> **File No. 333-285163**

Dear Choi Ling Hung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing